UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 18, 2006

Mr. Boris Zilbermints,
Chief Executive Officer
Chaparral Resources, Inc.
2 Gannett Drive, Suite 418
White Plains, NY 10604

      Re:	Chaparral Resources, Inc.
		Schedule 13E-3/A-1
      Filed August 7, 2006
		File No. 5-18426

		Schedule 14A/A-1
		Filed August 7, 2006
		File No. 0-07261

Dear Mr. Zilbermints:

      We have reviewed your response letter dated August 7, 2006, and the amended filings, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

Schedule 13E-3/A2 Filed August 7, 2006

1. We note your response to comment 2 and reissue the comment in part.
You state that you do not believe that the BMO Nesbitt Burns fairness report and financial analysis are materially related to this transaction because the report does not reference Chaparral and because the analysis was not reviewed by Chaparral`s special committee. The staff has previously rejected the position that the phrase "materially related to the Rule 13e-3 transaction" is limited to documents prepared "in contemplation of, or in connection with, a going private transaction." The fact that a report, opinion or appraisal was not prepared specifically for purposes of the going private transaction is not dispositive of its relevance or materiality to the transaction. The financial analysis was provided to Nelson Resources shortly before the LUKOIL amalgamation. It is not clear to the staff why LUKOIL, a filing person and the successor to Nelson, should not be considered a recipient of this information. In addition, given that the amalgamation granted a controlling equity position in Chaparral to LUKOIL, such that LUKOIL`s approval is required for any major transaction, including any alternatives to the going private transaction, it appears that the financial analysis is materially related to the going private transaction. Please provide a summary of BMO Nesbitt Burns` financial analysis.

Schedule 14A/A2 filed August 7, 2006

Reasons for the Special Committee`s Determination; Fairness of the
Merger, page 18

2. We note your responses to prior comments 5 and 6. Your responses partially address the comments. The disclosure has not been revised to specifically discuss why each of the identified factors supports the special committee`s determination that the Rule 13e-3 transaction is fair to the unaffiliated stockholders. For example, in response to comment 5, you do not explain why the special committee`s knowledge of your business, assets, financial condition and results of operations, the nature of your business and the energy industry; and the risk of doing business in Kazakhstan and your growth potential, support the special committee`s fairness determination.

3. Please expand your response to comment 7 to explain why the reduction in equity position by two of your largest and most sophisticated stockholders supports the special committee`s fairness determination.

4. We note your responses to prior comments 10 and 11. Please further expand your disclosure to discuss why the factors addressed by each comment disfavored the determination of fairness.


       **************

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Michael Pressman at (202) 551-3345 with any questions.


Sincerely,



Tangela Richter
							Branch Chief



cc:	R. Joel Swanson
      Baker Botts L.L.P.
      713-229-7730
Mr. Boris Zilbermints
Chaparral Resources, Inc.
August 18, 2006
Page 2